Samuel H. Pilch
Group Vice President and
Controller
Allstate Life Insurance Company

August 20, 2007

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 6010

Re:          Allstate Life Insurance Company
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed on March 13, 2007
                Form 8-K dated April 23, 2007
                Filed on April 23, 2007
                File No. 000-31248

Dear Mr. Rosenberg:

This letter is being submitted in response to the follow up telephone conversation we had with Ibolya Ignat on August 6, 2007 relating to our letter dated August 1, 2007, which was submitted in response to the comments set forth in your letter dated June 29, 2007, to Mr. John C. Pintozzi, Vice President and Chief Financial Officer of Allstate Life Insurance Company with respect to the above-referenced filing. This letter sets forth our revised response to comment number 2 in your letter dated June 29, 2007 and our response to your further verbal comments communicated by telephone on August 6, 2007. Our responses to comment numbers 1 and 3 from your letter dated June 29, 2007 are repeated below without revision to our responses provided in our letter dated August 1, 2007.

Thank you for your comments. We believe that by addressing them our disclosures are greatly improved.

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

General

1.              Please explain why excluding the information required by Item 302 of Regulation S-K was considered appropriate. Provide to us this information in disclosure-type format if you conclude that this disclosure is required.

Thank you for bringing this disclosure to our attention. The Company will provide the disclosure information below in our second quarter 10-Q. Item 8 of Form 10-K requires that registrants with securities registered pursuant to section 12(b) or 12 (g) of the Exchange Act provide the selected quarterly financial data specified in Item 302 of Regulation S-K.

The Company has securities registered under section 12(g) of the Exchange Act which are its $227 par value common stock. All of the outstanding shares are privately owned by Allstate Insurance Company. This disclosure information is intended for the benefit of the investors in the applicable equity securities. The securities are wholly owned by the parent company which has full access to the information.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
(in millions)	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	$1,349	$1,290	$1,360	$1,315	$1,352	$1,347	$1,502	$1,327
Income before cumulative effect of change in accounting principle, after-tax	96	68	56	87	122	159	154	103
Net income	96	68	56	87	122	159	154	103

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.              Please tell us why your use of “Investment margin,” “Benefit margin,” and “Gross margin” as performance measures in your annual report are not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. Include a discussion that demonstrates the substantive reasons why management believes that these measures provide useful information to investors. The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures. Rather, the justification for the use of these measures must be substantive. Please refer to SAB 107 and to the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003. Provide to us revisions to your disclosures in disclosure-type format.

Provide to us revisions to your disclosures in disclosure-type format.

The Company will include the expanded disclosure below in its third quarter 2007 Form 10-Q. Changes are marked from the first quarter disclosure. We continue to believe that our use of gross margin and its components provide useful information for investors and other users. The revised disclosures below provide an expanded discussion of the reasons. The disclosure below will appear in the MD&A at the beginning of the section entitled “Net Income Analysis” and before the two tables which present the calculation of gross margin and its components.

Kindly note that we have removed our remark that led to your comment concerning our compliance with paragraph 23 of SFAS No. 97. We believe that our removal of the remark effectively resolves your comment.

Net income analysis The following discussion should be read in conjunction with the consolidated statements of operations which can be found under Part I. Item 1. This analysis provides supplemental information and should not be considered a replacement for the consolidated statements of operations which are presented in accordance with generally accepted accounting principles.

Variability in net income may be caused by changes in net investment results, underwriting results, realized capital gains and losses, expenses (including the amortization of deferred acquisition costs), gain (loss) on the disposition of operations, and income tax expense. We have developed a supplemental analysis of net income to facilitate analysis of and provide greater insight into our results, which we call “gross margin”.

Gross margin, a non-GAAP measure, includes:

•                  Premiums,

•                  Contract charges,

•                  Net investment income,

•                  Contract benefits,

•                  Interest credited to contractholder funds, excluding amortization of DSI reported in interest credited to contractholder funds. DSI is aggregated with DAC amortization expense in the analysis since it impacts net income in a consistent manner, and

•                  Periodic settlements and accruals on certain non-hedge derivative instruments (see additional discussion under “investment margin”) reported as realized capital gains and losses.

Gross margin is further divided into three components, investment margin, benefit margin, and contract charges and fees margin, in order to reveal trends that are otherwise difficult to observe in the consolidated statement of operations. Each is a non-GAAP measure.

We use gross margin, its components, and other analysis presented below, to more effectively analyze changes in net income and to reveal more of the underlying financial performance of our business, including each of our major product groups. This analysis enables investors to also observe trends and variability in net investment results, underwriting results, and contract charges which would not otherwise be determinable. This analysis:

•                  Assists investors in understanding the sources of earnings and causes of periodic variability between periods;

•                  Provides insights into changes in profitability due to changes in revenues and related incurred benefits;

•                  Highlights operating trends that might otherwise not be transparent;

•                  Helps reveal the reasonableness of our pricing assumptions; and

•                  For a single segment entity, this combined presentation facilitates a better understanding of our financial performance.

Gross margin~~, a non-GAAP measure, is comprised of~~ measures the excess of premiums, ~~and~~ contract charges~~,~~ and net investment income over the cost of~~, less~~ contract benefits, interest credited to reserves and contractholder funds ~~excluding amortization of DSI~~, and interest expense incurred on ~~general~~ borrowings from affiliates that are used to fund asset purchases in advance of incurring a product liability recognized during the reporting period. This excess amount is available to cover our expenses (including the amortization of deferred policy acquisition costs) and income taxes. We believe it is important for investors and other users of our financial statements to effectively analyze and determine if our revenues are sufficient to cover expenses.~~Gross margin also includes periodic settlements and accruals on certain non-hedge derivative instruments (see additional discussion under “investment margin”). We use gross margin as a component of our evaluation of the profitability of our life insurance and financial product portfolio. Additionally, for many of our products, including fixed annuities, variable life, and interest-sensitive life insurance, the amortization of DAC and DSI is determined based on actual and expected gross margin. Gross margin is comprised of three components that are utilized to further analyze the business: investment margin, benefit margin, and contract charges and fees. We believe gross margin and its components are useful to investors because they allow for the evaluation of income components separately and in the aggregate when reviewing performance.~~

Investment margin is our measure of net investment results. The contribution of net investment results are difficult to observe in the consolidated statement of operations. Net investment income is earned on invested assets supporting both the reserves for life-contingent contract benefits and contractholder funds and related capital. Net investment income supports the increases in the reserves for life-contingent contract benefits and contractholder funds that relate to interest credited to policyholders, which are reported on the consolidated statements of operations in contract benefits and interest credited to contractholder funds, respectively. The implied interest on life-contingent contract benefits is reported in contract benefits and must be calculated to determine its charge to net investment results. Furthermore, since net investment income and interest credited to contractholder funds fluctuate with changes in market interest rates, they should be evaluated together, with implied interest credited to life-contingent contracts, so that their impact on net income can be more fully understood. The net effect of these items results in the impact of investment margin on net income.

~~Investment margin is a component of gross margin, both of which are non-GAAP measures.~~ Investment margin represents the excess (“spread”) of net investment income and periodic settlements and accruals on certain non-hedge derivative instruments over interest credited to contractholder funds, the implied interest credited on life-contingent immediate annuities included in the reserve for life-contingent contract benefits, and interest expense incurred on ~~general~~ borrowings from affiliates that are used to fund asset purchases in advance of incurring a product liability. We utilize derivative instruments as economic hedges of investments or contractholder funds or to replicate fixed income securities. These instruments do not qualify for hedge accounting or are not designated as hedges for accounting purposes. Such derivatives are accounted for at fair value, and reported in realized capital gains and losses. Periodic settlements and accruals on these derivative instruments are included as a component of ~~gross~~ investment margin, consistent with their intended use to enhance or maintain investment income and margin, and together with the economically hedged investments or product attributes (e.g., net investment income or interest credited to contractholders funds) or replicated investments, to appropriately reflect trends in product performance. Amortization of DSI is excluded from interest credited to contractholder funds for purposes of calculating investment margin. We use investment margin to evaluate our profitability related to the difference (“spread”) between investment returns on assets supporting certain products and amounts credited to customers ~~(“spread”)~~ during a fiscal period. To further facilitate an understanding of investment spread for those policies with credited interest, we have provided in the investment margin section below a tabular presentation of the weighted average investment yield of the supporting invested assets, the weighted average crediting rate for liabilities, and the weighted average investment spreads.

Benefit margin is our measure of underwriting results. The net contribution of underwriting results is also difficult to observe in the consolidated statement of operations making it difficult to determine its impact on net income. Although all premiums earned are included in underwriting results, only those contract charges related to insurance coverage purchased by the policyholder are attributed to underwriting results. Underwriting results are charged with all contract benefits excluding the implied interest on life-contingent contract benefits. The net effect of these items results in the impact of benefit margin on net income.

Benefit margin ~~is a component of gross margin, both of which are non-GAAP measures. Benefit margin~~ represents the excess of life, accident and health, and life-contingent immediate annuity premiums, cost of insurance contract charges and, prior to the disposal of substantially all of our variable annuity business through reinsurance, variable annuity contract charges for contract guarantees ~~less~~ over certain contract benefits. These contract benefits~~Benefit margin~~ include benefits paid for life-contingent contract benefits and benefits in excess of existing contractholder funds and changes in reserves for life-contingent contract benefits and ~~excluding~~exclude the implied interest on life-contingent immediate annuities, which is included in the calculation of investment margin. We use benefit margin to evaluate our underwriting performance, as it reflects the profitability of our products with respect to mortality or morbidity risk during a fiscal period.

Contract charges and fees margin is comprised primarily of surrender charges and maintenance expense fees, and excludes cost of insurance contract charges and, prior to the disposal of substantially all of our variable annuity business through reinsurance, variable annuity contract charges for contract guarantees which are both included in benefit margin.

Changes in other components of net income including the amortization of DAC and DSI, operating costs and expenses, restructuring expenses, income tax expense, the effects of realized capital gains and losses including the related amortization of DAC and DSI after tax, and gain (loss) on disposition of operations after tax are analyzed separately since they directly effect net income. The effects of realized capital gains and losses and gain (loss) on disposition of operations are presented net of tax to reveal their effect on net income to investors. Income tax expense excludes the amount shown net against realized capital gains and losses and related DAC and DSI amortization and gain (loss) on disposition of operations to clarify its proportional contribution to the remaining components of net income.

Gross margin, investment margin ~~and~~, benefit margin and contract charges and fees margin are supplemental analyses presented to enable more effective review of changes in net income and should not be considered as a substitute for net income and do not reflect the overall profitability of the business. Net income is the GAAP measure that is most directly comparable to these margins. Gross margin, investment margin, benefit margin and contract charges and fees margin are only components of net income and exclude other important components of net income. These other items are also presented in the analysis and discussion below in a manner designed to supplement and explain the consolidated statement of operations and variability in net income. Gross margin is best considered in its context as a component of net income and is presented as such and is reconciled to GAAP net income in the table ~~above~~below.

Form 8-K dated April 23, 2007

3.              The financial measures “Operating Income” and “Operating income return on equity” exclude certain recurring items and their exclusion appears to smooth earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that non-GAAP measures that have the effect of smoothing earnings are appropriate. Your disclosure regarding these measures does not appear to meet the requirements of Item 10(e)(1)(i) of Regulation S-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K. The disclosure could be improved by including statements disclosing the reasons why management believes that the presentation of these measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of these measures must be substantive. Please tell us the following in disclosure-type format:

•                 the economic substance behind management’s decision to use these measures;

•                  the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measures; and,

•                  the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

The Company included the following expanded disclosure in its Form 8-K dated July 24, 2007. Changes are marked from the April 23, 2007 8-K disclosure.

Operating income is net income, excluding:

•      realized capital gains and losses, after-tax, except for periodic settlements and accruals on non-hedge derivative instruments, which are reported with realized capital gains and losses but included in operating income,

•      amortization of DAC and deferred sales inducements (“DSI”), to the extent they resulted from the recognition of certain realized capital gains and losses,

•      (loss) gain on disposition of operations, after-tax, and

•      adjustments for other significant non-recurring, infrequent or unusual items, when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years, or (b) there has been no similar charge or gain within the prior two years.

Net income is the GAAP measure that is most directly comparable to operating income.

We use operating income as an important measure to evaluate our results of operations. We believe that the measure provides investors with a valuable measure of the company’s ongoing performance because it reveals trends in our insurance and financial services business that may be obscured by the net effect of realized capital gains and losses, (loss) gain on disposition of operations and adjustments for other significant non-recurring, infrequent or unusual items. Realized capital gains and losses and (loss) gain on disposition of operations may vary significantly between periods and are generally driven by business decisions and external economic developments such as capital market conditions, the timing of which is unrelated to the insurance underwriting process. Consistent with our intent to protect results or earn additional income, including to enhance or maintain investment margin, operating income includes periodic settlements and accruals on certain derivative instruments that are reported in realized capital gains and losses because they do not qualify for hedge accounting or are not designated as hedges for accounting purposes. These instruments are used for economic hedges and to replicate fixed income securities, and by including them in operating income, we are appropriately reflecting their trends in our performance and in a manner consistent with the economically hedged investments, product attributes (e.g. net investment income and interest credited to contractholder funds) or replicated investments. Non-recurring items are excluded because, by their nature, they are not indicative of our business or economic trends. Accordingly operating income excludes the effect of items that tend to be highly variable from period to period and highlights the results from ongoing operations and the underlying profitability of our business. A byproduct of excluding these items to determine operating income is the transparency and understanding of their significance to net income variability and profitability while recognizing these or similar items may recur in subsequent periods. Operating income is used by management along with the other components of net income to assess our performance. We use adjusted measures of operating income in incentive compensation. Therefore, we believe it is useful for investors to evaluate net income, operating income and their~~se~~ components separately and in the aggregate when reviewing and evaluating our performance. ~~We use adjusted measures of operating income in incentive compensation.~~ We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income results in their evaluation of our and our industry’s financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management’s performance. Operating income should not be considered as a substitute for net income and does not reflect the overall profitability of our business.

Operating income return on equity is a ratio that uses a non-GAAP measure. It is calculated by dividing the rolling 12-month operating income by the average of shareholder’s equity at the beginning and at the end of the 12-month period, after excluding the effect of unrealized net capital gains. Return on equity is the most directly comparable GAAP measure. We use operating income as the numerator for the same reasons we use operating income, as discussed above, We use average shareholder’s equity excluding the effect of unrealized net capital gains for the denominator as a representation of shareholder’s equity primarily attributable to the company’s earned and realized business operations because it eliminates the effect of items that are unrealized and vary significantly between periods due to external economic developments such as capital market conditions like changes in equity prices and interest rates, the amount and timing of which is unrelated to the insurance underwriting process. We use it to supplement our evaluation of net income and return on equity because it excludes the effect of items that tend to be highly variable from period to period. We believe that this measure is useful to investors and that it provides a valuable tool for investors when considered along with net income return on equity because it eliminates the effect of items that can fluctuate significantly from period to period and that are driven by economic developments, the magnitude and timing of which are generally not influenced by management: the after-tax effects of realized and unrealized capital gains and losses, and the cumulative effect of change in accounting principle ~~and~~. In addition, it eliminates non-recurring items that are not indicative of our ongoing business or economic trends. A byproduct of excluding the items noted above to determine operating income return on equity from return on equity is the transparency and understanding of their significance to return on equity variability and profitability while recognizing these or similar items may recur in subsequent periods. Therefore, we believe it is useful for investors to have operating income return on equity and return on equity when evaluating our performance. We note that investors, financial analysts, financial and business media organizations and rating agencies utilize operating income return on equity results in their evaluation of our and our industry’s financial performance and in their investment decisions, recommendations and communications as it represents a reliable, representative and consistent measurement of the industry and the Company and management’s utilization of capital. Operating income return on equity should not be considered as a substitute for return on equity and does not reflect the overall profitability of our business ~~Return on equity is the most directly comparable GAAP measure.~~

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Group Vice President and Controller
Allstate Life Insurance Company